

December 19, 2023

Yoshi Niino
Chief Accounting Officer
Harbor Custom Development, Inc.
1201 Pacific Avenue, Suite 1200
Tacoma, WA 98402

      Re: Harbor Custom Development, Inc.
          Form 10-K for the Year Ended December 31, 2022
          Filed March 31, 2023
          File No. 001-39266

Dear Yoshi Niino:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Item 9A. Controls & Procedures, page 68

1.   Please amend your filing to provide management's annual report on internal control over financial reporting as of December 31, 2022; refer to Item 308(a) of Regulation S-K. In addition, given the omission of your annual report on internal control over financial reporting, tell us how you determined that your disclosure controls and procedures were effective as of December 31, 2022.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact William Demarest at 202-551-3432 or Mark Rakip at 202-551-3573 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction